(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Approval
OMB Number: 3235-0058
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SEC File Number: 0-51534
CUSIP Number: 45774F 10 5

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of Registrant:

Innovive Pharmaceuticals, Inc.

Former Name of Registrant if Applicable:

N.A.

Address of Principal Executive Office (Street and Number):

555 Madison Avenue, 25th Floor

City, State and Zip Code:

New York, New York 10022

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 28, 2005, Innovive Pharmaceuticals, Inc. entered into a license agreement with Nippon Shinyaku Co., Ltd. for the intellectual property relating to INNO-406. As consideration for the license, Innovive paid Nippon Shinyaku an initial license fee, agreed to make additional payments upon the achievement of clinical and regulatory milestones and issued to Nippon Shinyaku 400,000 shares of common stock, of which 200,000 vested immediately. The 200,000 vested shares were valued at $792,000 and expensed as a part of the license fee in December 2005. Pursuant to the license agreement, the remaining 200,000 shares were being held in escrow until the milestone for the release of the shares was met. During the preparation of Innovive’s quarterly report on Form 10-Q for the quarter ended June 30, 2006, an issue arose over the interpretation of language in the license agreement regarding the milestone and whether the milestone was met in June or July 2006. This interpretational issue could not be resolved prior to the due date for the quarterly report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven Kelly (Name)	(212) (Area Code)	716-1810 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Innovive Pharmaceuticals, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2006	By:	/s/ Steven Kelly
Steven Kelly, President and Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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